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                       SEWARD & KISSEL LLP
                     ONE BATTERY PARK PLAZA
                    NEW YORK, NEW YORK  10004

                   TELEPHONE:  (212)  574-1200
                   FACSIMILE:  (212)  480-8421

                                  August 13, 2001

VIA FACSIMILE

Mr. Gerald K. Dinsmore
Chairman and Chief Executive Officer
Allied Riser Communications Corporation
1700 Pacific Ave.
Suite 400
Dallas, TX 75201

Re: Convertible Subordinate Notes of Allied Riser Communications
    Corporation

Dear Mr. Dinsmore:

         We represent holders of more than 60% of the outstanding principal amount of the 7.5% Convertible Subordinated Notes due 2007 (the "Notes") of Allied Riser Communications Corporation (the "Company"). We request that Management meet immediately with the holders to discuss a restructuring of the Company and of the Notes.

         Given the Company's negative shareholders' equity and its failure to realize revenues, the Company is insolvent. Further, the abandonment of the Company's retail sales program and the closing of its sales offices leaves the Company with little anticipation of revenue for the foreseeable future and a cash position that continues to erode. It is in the interests of the Company to work with the holders of the Notes, who have a considerable investment in the Company and to whom the directors of the Company now owe a fiduciary duty, to restructure the Company and the Notes as soon as possible.

         We look forward to hearing from you by the close of business on August 16, 2001, with a time and place for a meeting to discuss a restructuring. In the meantime, the holders reserve all rights and remedies available to them.



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         Please contact me or my partner, Robert Lustrin, at
(212) 574-1420.

                                  Sincerely,


                                  /s/ Gary J. Wolfe
                                  -------------------
                                  Gary J. Wolfe

cc: Don Lynch
    R. David Spreng
    Blair P. Whitaker








































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